# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MakeMyTrip Limited, CIK 0001495153
CUSIP: V5633W109
Title of class of securities: Ordinary Shares, par value US$0.0005 per share
Address of issuer's principal executive offices: c/o IQ EQ Corporate Services Mauritius, Limited 33, Edith Cavell Street, Port Louis, Mauritius (O4), 11324
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001512987

## Reporting persons
- Travogue Electronic Travel LLP: type of reporting person: partnership (PN); citizenship or place of organization: India (K7); sole voting power 0; shared voting power 2,352,900; sole dispositive power 0; shared dispositive power 2,352,900; aggregate amount beneficially owned 2,352,900 (2.6% of the class)
- Deep Kalra: type of reporting person: individual (IN); citizenship or place of organization: India (K7); sole voting power 1,347,050; shared voting power 2,352,900; sole dispositive power 1,347,050; shared dispositive power 2,352,900; aggregate amount beneficially owned 3,699,950 (4% of the class)

## Item 1. Issuer
Name of issuer: MakeMyTrip Limited
Address of issuer's principal executive offices: 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India

## Item 2. Person Filing
Name of person filing:
Travogue Electronic Travel LLP ("Travogue")
Deep Kalra
Address of principal business office or, if none, residence: The address of Travogue is 207, Chiranjeev Tower, 43, Nehru Place, New Delhi - 110019, India. The address of Mr. Deep Kalra is Flat No 818B, DLF Camellias, DLF City Phase-5, Gurugram, Haryana, 122009, India.
Citizenship: Travogue is incorporated in the Republic of India. Deep Kalra is a citizen of the Republic of India.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages of this Schedule 13G is hereby incorporated by reference to this Item 4.

The 3,699,950 ordinary shares, $0.0005 par value per share of the Issuer ("Ordinary Shares") shown as beneficially owned by Mr. Deep Kalra include 2,352,900 Ordinary Shares held by Travogue. Mr. Kalra and his spouse are the sole partners in Travogue as of the date hereof and, accordingly, may be deemed to share beneficial ownership of the 2,352,900 Ordinary Shares held of record by Travogue. Mr. Kalra also beneficially owns 1,347,050 Ordinary Shares in his individual capacity, which comprise (i) 297,342 Ordinary Shares held by him in his own name (ii) 338,930 Ordinary Shares underlying Restricted Stock Units that are vested as of December 31, 2025 (iii) 705,300 Ordinary Shares underlying ESOPs that are currently exercisable and (iv) 5,478 Ordinary Shares held by Mr. Kalra's son.
Percent of class:
The information contained on the cover pages to this Schedule 13G is hereby incorporated by reference to this Item 4.

The percent of class reported herein is based upon 90,357,514 Ordinary Shares outstanding as on December 31, 2025, and, for Mr. Kalra only, also additionally includes: (i) 338,930 Ordinary Shares underlying Restricted Stock Units that are vested as of December 31, 2025 and (ii) 705,300 Ordinary Shares underlying ESOPs that are currently exercisable.
Sole power to vote or to direct the vote: See cover pages.
Shared power to vote or to direct the vote: See cover pages.
Sole power to dispose or to direct the disposition: See cover pages.
Shared power to dispose or to direct the disposition: See cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Travogue Electronic Travel LLP: /s/ Deep Kalra, Deep Kalra / Designated Partner (02/06/2026)
- Deep Kalra: /s/ Deep Kalra, Deep Kalra (02/06/2026)
Comment: LIST OF EXHIBITS

Exhibit No.
99 Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2011).